September 11, 2019

VIA OVERNIGHT DELIVERY

Mr. Isaac Esquivel U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	NorthStar Healthcare Income, Inc. Form 10-K for the fiscal year ended December 31, 2018 Filed March 22, 2019 File No. 000-55190
Dear Mr. Esquivel:
This letter sets forth the response of NorthStar Healthcare Income, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated August 29, 2019, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Commission on March 22, 2019. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.
Item 8. Financial Statements and Supplementary Data Report of Independent Registered Public Accounting Firm, page 80
1.    Comment:    Please tell us how you determined that you complied with Rule 2-05 of Regulation S-X given that your principal auditor makes reference to the work of other auditors for an investment accounted for by the equity method.

Response:    The Company notes the Staff’s comment and advises the Staff that the Company will promptly file a Form 10-K/A that will: (1) include an appropriate explanatory note as to why the amendment is being filed; (2) include an amended “Item 8. Financial Statements and Supplementary Data” in its entirety that will contain (a) the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the audit report of Grant Thornton LLP thereon and (b) the audit reports of Ernst & Young LLP, whose audit reports are relied upon by Grant Thornton LLP; and (3) include an amended “Item 15. Exhibits and Financial Statement Schedules” in its entirety that will contain (a) as Exhibit 23.1 thereto the consent of Grant Thornton LLP for their audit report to be incorporated by reference into the Company’s registration statement, (b) as Exhibit 23.2 and Exhibit 23.3 thereto the consents of Ernst & Young LLP for their audit reports to be incorporated by reference into the Company’s registration statement and (c) as Exhibit 24.1 the power of attorney incorporated by reference from the signature page of the Company’s annual report on Form 10-K.

Mr. Isaac Esquivel
September 11, 2019

Note 2. Summary of Significant Accounting Policies Recent Accounting Pronouncements, page 98
2.    Comment:    Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50- 12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your resident fee income. We note these revenues represent approximately 44% of total revenues for the periods presented.

Response:    The Company notes the Staff’s comment and advises the Staff that resident fee income primarily represents revenue derived from tenant leases, which the Company concluded would be accounted for under ASC 840, until the adoption of ASC 842 in 2019.  The Company advises the Staff that resident fee income also includes revenue derived from skilled nursing services, which the Company concluded would be accounted for under ASC 606.  These skilled nursing services revenues represent less than 1.0% of resident fee income, which the Company has concluded to be an insignificant component of resident fee income. Based on our evaluation, the adoption of ASC 606 did not have a material impact on the Company’s financial statements.  Further, the Company advises the Staff that resident fee income is now accounted for under ASC 842 upon the adoption of the practical expedient in 2019. Refer to Note 2 in the consolidated financial statements for the Company’s revenue disclosures.

If you should have any further questions or need additional information concerning these responses, please contact the undersigned at (212) 287-2119.

Sincerely,

/s/ Frank V. Saracino
Frank V. Saracino
Chief Financial Officer

cc:	Rosemarie A. Thurston, Alston & Bird LLP
Ann B. Harrington, NorthStar Healthcare Income, Inc.